Exhibit 99.1

PRESS RELEASE 23 October 2025 – 08:15 CEST
Regulated information

CMB.TECH NV – UPDATE ON FIXED INCOME INVESTOR MEETINGS
ANTWERP, Belgium, 23 October 2025, 08:15 CEST – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMB.TECH”) references the stock exchange release dated 20 October 2025 regarding fixed income investor meetings.
Following engagement with potential investors, CMB.TECH has decided not to proceed with the issue of a senior unsecured bond. The indicative terms offered under the current market conditions were less favourable compared to the other funding sources available to the Company.
For further information, please contact:
Joris Daman - Head of Investor Relations CMB.TECH - +32 498 61 71 11 - joris.daman@cmb.tech
Katrien Hennin - Head of Marketing and Communications CMB.TECH - +32 499 39 34 70 - katrien.hennin@cmb.tech
About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore wind vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include potential legal actions by other parties relating to the Market Court’s decision, the outcome of the proceedings pending before the Enterprise Court in Antwerp, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech